SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 March 2021

Prudential plc appoints Jeanette Wong as a Non-Executive Director

Prudential plc (Prudential) has appointed a Non-Executive Director with extensive experience of south-east Asia to join its Board on 1 May 2021.

Jeanette Wong has over 35 years of operational experience in financial services. She worked as Chief Financial Officer of DBS Group, a leader in digital technology in Asia, from 2003 to 2008 and was responsible for its institutional business from 2008 to 2019. Ms Wong worked in senior pan-Asian roles at JP Morgan in Singapore from 1986 to 2003. She is a Non-Executive Director at UBS Group, PSA International and (until 10 April 2021) Fullerton Fund Management. She is Chairman of the Council of CareShield Life in Singapore, and has held directorships at ASEAN Finance Corporation, TMB Bank in Thailand and the Bank of the Philippine Islands.

Ms Wong's appointment follows Prudential's announcement last month that Chua Sock Koong and Ming Lu will join the Board as Non-Executive Directors on 1 May 2021.

Shriti Vadera, Chair of Prudential plc, said: "I am delighted that Jeanette Wong is joining the Board. She has a wealth of operational experience from a long career in financial services in southeast Asia. Her knowledge and skills will be invaluable as Prudential continues its transformation into a business focused exclusively on Asia and Africa."

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Jeanette Kai Yuan Wong
Jeanette Wong has over 35 years of operational experience in financial services. She started her career in Singapore at Banque Paribas in 1982 and moved to Citibank in 1984. She held senior pan-Asian roles at JP Morgan in Singapore from 1986 to 2003, when she became Chief Financial Officer at DBS Group until 2008. She led DBS Group's institutional banking business from 2008 to 2019, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. As part of her role at DBS Group, Ms Wong held Non-Executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. She is currently a Non-Executive Director at UBS Group AG, PSA International, the Singapore Securities Industry Council, Fullerton Fund Management Ltd (until 10 April 2021) and EssilorLuxottica SA (until 21 May 2021). Ms Wong is Chairman of the Council of CareShield Life, Singapore's mandatory care insurance scheme. She has also served as a Non-Executive Director at Neptune Orient Lines Limited. Ms Wong holds an MBA from the University of Chicago and a degree in Business Administration from the National University of Singapore. Age 61.

Shareholding
Ms Wong does not hold any interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee for Ms Wong at appointment as a Non-Executive Director will consist of a basic fee of £99,000.

Regulatory disclosures
Ms Wong is considered independent for the purposes of the UK Corporate Governance Code and the Hong Kong Listing Rules.

Ms Wong will join the Board of Prudential Corporation Asia Limited, a wholly owned subsidiary of Prudential, on 1 May 2021. Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Board of Prudential Corporation Asia Limited mirrors the Prudential Board.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary